UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324109

(CUSIP Number)

Geoff Bedrosian

Chief Financial Officer

Phoenix Investments Holdings LLC

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Phoenix Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,285,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,285,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%*
14	TYPE OF REPORTING PERSON CO

*	Based on 39,434,451 shares of common stock outstanding as of March 8, 2021.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Ionian Investments Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,285,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,285,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%*
14	TYPE OF REPORTING PERSON CO

*	Based on 39,434,451 shares of common stock outstanding as of March 8, 2021.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS George M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,566
	8	SHARED VOTING POWER 15,125,546
	9	SOLE DISPOSITIVE POWER 22,566
	10	SHARED DISPOSITIVE POWER 15,125,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,148,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%*
14	TYPE OF REPORTING PERSON IN

*	Based on 39,434,451 shares of common stock outstanding as of March 8, 2021.

SCHEDULE 13D

Explanatory Note

This Amendment No. 14 to the statement on Schedule 13D (“Amendment No. 14”) relates to the common stock, par value $0.0001 per share, of Marcus & Millichap, Inc.

George M. Marcus, Ionian Investments Manager LLC, and Phoenix Investments Holdings LLC filed the initial statement on Schedule 13D on November 12, 2013 (the “Initial Statement”) and capitalized terms used in this Amendment No.14, but not otherwise defined, have the meanings given to them in the Initial Statement. This Amendment No. 14 amends and supplements the disclosure under Item 4 and amends and restates the disclosures in the cover pages hereto and Items 5 and 7 of Amendment No. 13 to the Initial Statement filed on December 10, 2018 (“Amendment No. 13”).

Item 4. Purpose of Transaction.

Item 4 of Amendment No. 13 is hereby amended and supplemented by deleting the disclosure under paragraph (j) and adding the following in its place:

“Except as described in this Item 4, Item 6, potential pro rata distributions to Phoenix’s members and potential sales from time to time pursuant to Rule 144 under the Securities Act of 1933, the Reporting Persons do not have, as of the date of this Amendment No. 14, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Phoenix’s members the MMI Common Stock reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise; to dispose of all or a portion of their holdings of securities of the Issuer; or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 13 is hereby amended and restated by the following:

“(a) Based on the Issuer’s Schedule 14A filed on March 19, 2021, 39,434,451 shares of MMI Common Stock were outstanding as of March 8, 2021. As of April 15, 2021, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i) George M. Marcus: 15,148,112 shares (38.4%)

(ii) Ionian: 14,285,287 shares (36.2%)

(iii) Phoenix: 14,285,287 shares (36.2%)

Mr. Marcus’ beneficial ownership consists of:

•	22,566 shares of MMI Common Stock held directly by Mr. Marcus,

•

840,259 shares of MMI Common Stock held directly by The George and Judy Marcus Family Foundation II (the “George and Judy Marcus Foundation II”) of which Mr. Marcus is a trustee and has voting and/or investment power with respect to the shares held by the George and Judy Marcus Foundation II, and

•

14,285,287 shares of MMI Common Stock held directly by Phoenix of which Ionian is the sole non-member manager and, as the sole member and manager of Ionian, Mr. Marcus has voting and/or investment power with respect to the shares held by Phoenix.

(b) The Reporting Persons have the sole power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 22,566 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the sole power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 22,566 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the shared power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 15,125,546 shares

(ii) Ionian: 14,285,287 shares

(iii) Phoenix: 14,285,287 shares

As noted above, Mr. Marcus’ shared power to vote or direct the vote consist of (i) 840,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the vote, and (ii) 14,285,287 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the vote. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to vote the 14,285,287 shares held directly by Phoenix.

The Reporting Persons have the shared power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 15,125,546 shares

(ii) Ionian: 14,285,287 shares

(iii) Phoenix: 14,285,287 shares

As noted above, Mr. Marcus’ shared power to dispose or direct the disposition consists of (i) 840,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the disposition, and (ii) 14,285,287 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the disposition. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to dispose the 14,285,287 shares held directly by Phoenix.

(c) The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

On February 23, 2021, Phoenix sold 4,900 shares of MMI Common Stock at an average price of $40.2769 per share pursuant to Rule 144 of the Securities Act.

On February 24, 2021, Phoenix sold 5,278 shares of MMI Common Stock at an average price of $39.6842 per share pursuant to Rule 144 of the Securities Act.

On February 25, 2021, Phoenix sold 6,054 shares of MMI Common Stock at an average price of $39.08 per share pursuant to Rule 144 of the Securities Act.

On February 26, 2021, Phoenix sold 18,900 shares of MMI Common Stock at an average price of $37.9744 per share pursuant to Rule 144 of the Securities Act.

On March 1, 2021, Phoenix sold 24,425 shares of MMI Common Stock at an average price of $38.4136 per share pursuant to Rule 144 of the Securities Act.

On March 3, 2021, Phoenix sold 10,607 shares of MMI Common Stock at an average price of $37.5156 per share pursuant to Rule 144 of the Securities Act.

On March 9, 2021, Phoenix sold 1,000 shares of MMI Common Stock at an average price of $34.053 per share pursuant to Rule 144 of the Securities Act.

On March 10, 2021, Phoenix sold 26,811 shares of MMI Common Stock at an average price of $34.0207 per share pursuant to Rule 144 of the Securities Act.

On March 11, 2021, Phoenix sold 60,000 shares of MMI Common Stock at an average price of $34.2365 per share pursuant to Rule 144 of the Securities Act.

On March 12, 2021, Phoenix sold 60,000 shares of MMI Common Stock at an average price of $34.4784 per share pursuant to Rule 144 of the Securities Act.

On April 1, 2021, Phoenix sold 27,638 shares of MMI Common Stock at an average price of $34.1403 per share pursuant to Rule 144 of the Securities Act.

On April 5, 2021, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $34.5337 per share pursuant to Rule 144 of the Securities Act.

On April 6, 2021, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $34.7601 per share pursuant to Rule 144 of the Securities Act.

On April 7, 2021, Phoenix sold 13,740 shares of MMI Common Stock at an average price of $34.6539 per share pursuant to Rule 144 of the Securities Act.

On April 8, 2021, Phoenix sold 27,601 shares of MMI Common Stock at an average price of $34.7585 per share pursuant to Rule 144 of the Securities Act.

On April 9, 2021, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $34.9106 per share pursuant to Rule 144 of the Securities Act.

On April 12, 2021, Phoenix sold 33,103 shares of MMI Common Stock at an average price of $35.3179 per share pursuant to Rule 144 of the Securities Act.

On April 13, 2021, Phoenix sold 18,000 shares of MMI Common Stock at an average price of $35.3215 per share pursuant to Rule 144 of the Securities Act.

On April 14, 2021, Phoenix sold 22,719 shares of MMI Common Stock at an average price of $35.4769 per share pursuant to Rule 144 of the Securities Act.

On April 15, 2021, Phoenix sold 7,199 shares of MMI Common Stock at an average price of $35.6445 per share pursuant to Rule 144 of the Securities Act.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be filed as Exhibits.

Item 7 of Amendment No. 13 is hereby amended and restated by the following:

“Exhibit A:	Joint Filing Agreement (filed herewith)”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS

/s/ George M. Marcus

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: April 20, 2021

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS

/s/ George M. Marcus